UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF FEBRUARY 2017

Commission File Number: 333-04906

SK Telecom Co., Ltd.

(Translation of registrant’s name into English)

Euljiro 65, Jung-gu

Seoul 04539, Korea

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Business (Preliminary) Results

• The preliminary results shown in this table may differ from the final results

1. Details (Consolidated and prepared in accordance with International Financial Reporting Standards as adopted in Korea)
Classification (unit: in millions of Won, %)		Current Period (Fourth quarter of 2016)	Previous Period (Third quarter of 2016)	Changes (%)	Year to Year Comparison (Fourth quarter of 2015)	Changes (%)
Operating Revenue	Quarterly Results	4,352,260	4,243,804	2.56	4,379,349	-0.62
	Year-to-date (“YTD”) Results	17,091,816	12,739,556	—	17,136,734	-0.26
Operating Income	Quarterly Results	301,945	424,300	-28.84	401,852	-24.86
	YTD Results	1,535,735	1,233,789	—	1,708,006	-10.09
Profit from Continuing Operations Before Income Tax	Quarterly Results	564,093	431,173	30.83	404,918	39.31
	YTD Results	2,096,139	1,532,047	—	2,035,365	2.99
Profit for the Period	Quarterly Results	474,700	322,113	47.37	293,453	61.76
	YTD Results	1,660,101	1,185,401	—	1,515,885	9.51
Attributable To: Controlling Interests	Quarterly Results	488,883	325,102	50.38	296,019	65.15
	YTD Results	1,675,967	1,187,084	—	1,518,604	10.36

2. Details (Non-Consolidated and prepared in accordance with International Financial Reporting Standards as adopted in Korea)
Classification (unit: in millions of Won, %)		Current Period (Fourth quarter of 2016)	Previous Period (Third quarter of 2016)	Changes (%)	Year to Year Comparison (Fourth quarter of 2015)	Changes (%)
Operating Revenue	Quarterly Results	3,058,445	3,101,786	-1.40	3,137,984	-2.53
	YTD Results	12,350,479	9,292,034	—	12,556,979	-1.64
Operating Income	Quarterly Results	397,006	477,110	-16.79	388,660	2.15
	YTD Results	1,782,172	1,385,167	—	1,658,776	7.44
Profit Before Income Tax	Quarterly Results	310,603	406,049	-23.51	280,467	10.75
	YTD Results	1,562,782	1,252,179	—	1,469,444	6.35
Profit for the Period	Quarterly Results	226,341	324,583	-30.27	217,387	4.12
	YTD Results	1,217,274	990,933	—	1,106,761	9.99

3. Source of Data	Data Provider	IR Team, SK Telecom
	Provided for	Analysts and Institutional Investors
	Date of Provision	February 3, 2017 / 15:00(Seoul time)
	Location	SK Telecom Headquarters, Conference Room
	Organizing Team	IR Team, SK Telecom (+82-2-6100-2114)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SK TELECOM CO., LTD.
(Registrant)

By:	/s/ Sunghyung Lee
(Signature)
Name: Sunghyung Lee
Title: Senior Vice President

Date: February 3, 2017

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